FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **February - 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   __   Form 40-F   <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes   __   No   <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver
Date: February 22, 2007 Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Year-End AFS and MD & A for the period ended December 31, 2006

International Royalty Corporation

Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

PRICEWATERHOUSECOOPERS [PW]

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors' Report

To the Shareholders of
International Royalty Corporation

We have audited the consolidated balance sheets of International Royalty Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
February 22, 2007

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as a restatement as described in note 10 to the financial statements. Our report to the shareholders dated February 22, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors' report when they are properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
February 22, 2007

International Royalty Corporation

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(expressed in thousands of U.S. dollars)

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	11,575	12,735
Short-term investments	-	1,716
Restricted cash (notes 3 and 5)	354	1,807
Royalty receivables	7,751	114
Prepaid expenses and other current assets	292	260
	19,972	16,632
Royalty interests in mineral properties (note 3)	240,168	235,962
Furniture and equipment - net	153	122
Other long-term assets (note 4)	2,438	2,449
	262,731	255,165
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,072	751
Senior secured debentures (note 5)	22,028	21,368
Future income taxes (note 6)	64,148	73,152
	88,248	95,271
Shareholders' Equity (note 7)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
58,008,448 (2005 - 57,027,568) common shares	166,173	164,176
Stock options and warrants	5,985	5,071
Retained earnings (deficit)	2,325	(9,353)
	174,483	159,894
	262,731	255,165

Nature of operations (note 1)

Subsequent events (note 12)

Approved by the Board of Directors

| (signed) Douglas B. Silver | Director | (signed) Rene G. Carrier | Director |

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations

(expressed in thousands of U.S. dollars, except number of shares amounts)

	Year ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
Royalty revenues	20,346	425	357
Expenses			
Amortization	6,005	363	277
Business development	534	263	-
General and administrative (notes 7 and 8)	5,360	7,272	728
Impairment of royalty interests in mineral properties	358	64	-
Royalty taxes	3,812	-	-
	16,069	7,962	1,005
Earnings (loss) from operations	4,277	(7,537)	(648)
Other income (expense)			
Foreign currency gain (loss)	351	(85)	3
Interest expense	(2,338)	(1,826)	-
Interest income	332	374	-
	(1,655)	(1,537)	3
Earnings (loss) before income taxes	2,622	(9,074)	(645)
Recovery of future income tax (note 6)	9,056	579	-
Net earnings (loss) for the year	11,678	(8,495)	(645)
Basic and diluted earnings (loss) per share	0.20	(0.17)	(0.08)
Basic weighted average shares outstanding	57,307,592	49,903,355	8,334,089
Diluted weighted average shares outstanding	58,086,569	49,903,355	8,334,089

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Shareholders' Equity

(expressed in thousands of U.S. dollars)

	Common shares		Special warrant		Contributed surplus		(Deficit) retained earnings $	Total shareholders' equity $
	Number	Amount $	Number	Amount $	Number	Amount $		
Balance at December 31, 2003	1	-	8,308,000	2,434	2,340,000	92	(213)	2,313
Cancellation of founders' special warrants	-	-	(150,000)	-	-	-	-	-
Consultants' special warrants granted	-	-	150,000	92	-	-	-	92
Exercise of founders' special warrants	3,450,000	-	(3,450,000)	-	-	-	-	-
Exercise of consultants' special warrants	150,000	92	(150,000)	(92)	-	-	-	-
Exercise of initial financing special warrants	1,850,000	956	(1,850,000)	(956)	-	-	-	-
Exercise of financing warrants	399,432	1,010	-	-	(399,432)	(12)	-	998
Loss	-	-	-	-	-	-	(645)	(645)
Balance at December 31, 2004	5,849,433	2,058	2,858,000	1,478	1,940,568	80	(858)	2,758
Shares issued in connection with the IPO (net of issuance costs)	37,790,698	124,253	-	-	-	-	-	124,253
Shares issued in connection with the Unit Offering (net of issuance costs) (note 7)	1,395,360	4,588	-	-	-	-	-	4,588
Shares issued for the purchase of royalty interests in mineral properties (note 3)	8,896,895	31,015	-	-	-	-	-	31,015
Exercise of initial financing special warrants	2,550,000	1,319	(2,550,000)	(1,319)	-	-	-	-
Exercise of compensation special warrants	308,000	159	(308,000)	(159)	-	-	-	-
Shares issued for services	2,249	8	-	-	-	-	-	8
Shares issued into escrow (note 5)	218,023	760	-	-	-	-	-	760
Stock options issued	-	-	-	-	3,978,000	4,992	-	4,992
Warrants exercised	16,910	16	-	-	(16,910)	(1)	-	15
Loss	-	-	-	-	-	-	(8,495)	(8,495)
Balance at December 31, 2005	57,027,568	164,176	-	-	5,901,658	5,071	(9,353)	159,894
Stock options issued	-	-	-	-	1,124,000	960	-	960
Warrants exercised	980,880	1,997	-	-	(980,880)	(46)	-	1,951
Earnings	-	-	-	-	-	-	11,678	11,678
Balance at December 31, 2006	58,008,448	166,173	-	-	6,044,778	5,985	2,325	174,483

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars)

	Year ended December 31,		
	2006 $	2005 $	2004 $
Cash flows from (used in) operating activities			
Net earnings (loss) for the year	11,678	(8,495)	(645)
Items not affecting cash			
Depreciation and amortization	6,041	380	281
Impairment of royalty interests in mineral properties	358	64	-
Amortization of deferred debenture costs	222	166	-
Accretion of debenture discount	657	492	-
Future income tax	(9,056)	(586)	-
Non-cash foreign currency (gain) loss	(19)	970	(5)
Stock-based compensation	960	4,992	92
	10,841	(2,017)	(277)
Changes in non-cash working capital			
(Increase) decrease in royalty receivables	(7,627)	(17)	16
(Increase) decrease in prepaid expenses and other current assets	(32)	(254)	12
Decrease in other long-term assets	(211)	(111)	-
Increase in accounts payable and accrued liabilities	739	610	88
	3,710	(1,789)	(161)
Cash flows from (used in) investing activities			
Acquisition of royalty interests in mineral properties	(10,026)	(125,567)	-
Purchases of furniture and equipment	(67)	(132)	-
Deferred charges relating to royalty acquisition	-	(75)	(99)
Proceeds from (investment in) short-term investments	1,779	(1,708)	-
Restricted cash	1,493	(1,713)	-
	(6,821)	(129,195)	(99)
Cash flows from (used in) financing activities			
Net proceeds from issuance of common shares	-	120,475	-
Net proceeds from unit offering	-	22,418	-
Deferred charges relating to the initial public offering and unit offering	-	-	(131)
Proceeds from exercise of warrants	1,951	15	998
	1,951	142,908	867
(Decrease) increase in cash and cash equivalents	(1,160)	11,924	607
Cash and cash equivalents - Beginning of year	12,735	811	204
Cash and cash equivalents - End of year	11,575	12,735	811

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

1 Nature of operations

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During 2006, 94 percent of the Company's revenues were generated from the Voisey's Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey's Bay property and the expected revenues there from.

2 Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. ("Archean") and IRC Nevada Inc. All intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. As described in note 10, accounting principles generally accepted in Canada differ in certain respects from accounting principles in the United States.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the years ended December 31, 2006, 2005 and 2004, IRC recorded revenue based on actual amounts received.

Royalty taxes

Voisey's Bay royalty revenues are subject to the Mining and Mineral Rights Tax Act of Newfoundland and Labrador of 20%, which is recognized at the time of revenue recognition.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares for the year ended December 31, 2004 includes the weighted average effect of common shares that were issuable under the Founders' Special Warrants, the Initial Financing Special Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the outstanding Williams Mine Warrants, the Financing Warrants, the Compensation Warrants and stock options (notes 3 and 7) are not included in the computation of diluted loss per share during 2005 as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates of less than three months at the time of acquisition and which are readily convertible into cash.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in other income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statements of operations.

The quoted fair market value of the short-term investments at December 31, 2005 was $1,716,000.

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Royalty interests in mineral properties

Royalty interests in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2006, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development and exploration stage mineral properties are not amortized. At such time as the associated development or exploration stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Furniture and equipment

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Measurement uncertainty

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Deferred financing charges

Financing costs related to the issuance of the Senior Secured Debentures have been deferred (included in other long-term assets) and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering (note 5) were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

Stock options and warrants

The Company determines the fair value of awards to employees using the Black-Scholes model, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

3 Royalty interests in mineral properties

| | | December 31, 2006 | |
	Cost $	Accumulated amortization $	Net $
Production stage			
Voisey's Bay Royalty	225,726	(5,091)	220,635
Southern Cross	2,544	(655)	1,889
Williams Mine	2,168	(1,038)	1,130
Other	32	(5)	27
	230,470	(6,789)	223,681
Development stage			
Gwalia	3,546	-	3,546
Yaloginda	1,421	-	1,421
Belahouro	817	-	817
	5,784	-	5,784
Exploration stage			
Aviat One	2,211	-	2,211
Tarmoola	1,486	-	1,486
South Laverton	912	-	912
Pinson	820	-	820
Other	5,274	-	5,274
	10,703	-	10,703
	246,957	(6,789)	240,168

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

		December 31, 2005	
	Cost $	Accumulated amortization $	Net $
Production stage			
Voisey's Bay Royalty	225,726	-	225,726
Williams Mine	2,168	(782)	1,386
Other	32	(2)	30
	227,926	(784)	227,142
Development stage			
Belahouro	817	-	817
Exploration stage			
Aviat One	2,211	-	2,211
Pinson	512	-	512
Other	5,280	-	5,280
	8,003	-	8,003
	236,746	(784)	235,962

On June 12, 2006 the Company acquired a Western Australian gold ("WAu") royalty for US$10.0 million in cash from Resource Capital Fund III L.P. ("RCF"), a mining focused private equity fund. The WAu royalty is a 1.5% net smelter return ("NSR") and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC ("Mercator"), Saracen Mineral Holdings Ltd. ("Saracen"), St Barbara Limited ("St Barbara") and Terrain Minerals Limited ("Terrain"). The acquisition was effective as of January 1, 2006. Royalties earned to June 12, 2006 of $622,000, were credited against the cost of the royalty. The acquisition cost, including acquisition costs of $853,000 and less the royalty payments noted above, has been allocated to the projects as follows:

(in thousands of US$) Project	Operator	Cost allocation $
Southern Cross	St Barbara	2,544
Tarmoola	St Barbara	1,486
Gwalia	St Barbara	3,546
Yaloginda	Mercator	1,421
South Laverton	Saracen	912
Other	Terrain, Mercator	322
		10,231

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. ("Archean"), which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was $149.4 million (CA$184.3 million), consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company ("Common Shares"), valued at the Company's initial public offering ("IPO") price of CA$4.30 per Common Share, for a total value of CA$31.8 million. In accordance with EIC-124, "Definition of a Business", the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction, including the related future income tax adjustment of $75.9 million, has been allocated to the Voisey's Bay Royalty. See note 6 regarding future income tax adjustments.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. ("BHPB") (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares. On April 19, 2005, the Company completed the purchase of 14 royalty interests from BHPB for all of the Common Shares and $65,000. The purchase of a further 5 royalty interests was closed on May 2, 2005 for consideration of $510,000 and the three remaining royalty interests were closed during 2006 for $30,000.

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the "Hunter Portfolio"). Total consideration paid was 1,162,791 in Common Shares valued at $4,053,000 (CA$5,000,000). See note 6 regarding future income tax adjustment.

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was 158,566 in Common Shares valued at $553,000.

During the year ended December 31, 2006, the Company recorded $6,005,000 ($363,000 in 2005 and $277,000, in 2004) in amortization expense.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares is included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, Western announced that it is unilaterally discontinuing the current legal proceedings before the Courts in relation to the royalty sharing agreement. Western further stated that they expected to make royalty payments in the aggregate of CA$500,000, and then to cease further payments on the grounds that any payment in excess of this amount would be illegal. The Company currently is in discussion with Fawcett and the other royalty holders, and is evaluating its options with respect to the announcement by Western.

4   Other long-term assets

	December 31,	
	2006 **$**	**2005** **$**
Deferred amounts relating to pending royalty acquisitions (note 3)	835	835
Financing costs related to issuance of the Debentures, net of amortization of $388 in 2006 and $166 in 2005 (note 5)	1,257	1,479
Other	346	135
	2,438	2,449

5   Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey's Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account. These payments were made from this account on August 31, 2005, February 28, 2006 and August 31, 2006. Interest paid by the Company was $1,455,000 in 2006, $721,000 in 2005 and $nil in 2004.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	December 31, 2006		December 31, 2005	
	CA$	**US$**	**CA$**	**US$**
Senior Secured Debentures payable	30,000	25,743	30,000	25,740
Unaccreted discount	(4,583)	(3,715)	(5,096)	(4,372)
	25,417	22,028	24,904	21,368

The Company's contractual obligation for future principal payments is one lump sum payment of $25,743,000 to be made on February 22, 2011. The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1654, the exchange rate as at December 31, 2006.

6   Income taxes

Effective April 1, 2006 the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%. These tax changes were substantially enacted on April 18, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company's permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (33.62% in 2005 and 35.62% in 2004) to earnings (loss) before income taxes as follows:

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

	Year ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
Earnings (loss) before income taxes	2,622	(9,074)	(645)
Expected income tax expense (recovery)	842	(3,051)	(229)
Tax effect of:			
Change in valuation allowance	-	(305)	229
Change in income tax rates	(9,707)	-	-
Stock-based compensation	308	1,678	-
Debenture discount	-	818	-
Resource adjustment	(292)	199	-
Foreign currency	(113)	29	-
Other	(94)	53	-
	(9,056)	(579)	-

At December 31, 2006, IRC has unused Canadian net operating losses of $12,988,000, which expire as follows:

	$
2010	592
2011	934
2012	6,055
2013	5,407

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey's Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

	December 31,	
	2006 **$**	**2005** **$**
Royalty interests in mineral properties	66,616	78,239
Deferred income	3,546	-
Share issue costs	(2,144)	(3,112)
Net operating loss carry-forward	(4,065)	(2,484)
Debenture discount	418	641
Other	(223)	(132)
	64,148	73,152

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

7 Shareholders' equity

Activity in Common Shares was as follows:

	2006		2005		2004	
	Shares	**Amount $**	**Shares**	**Amount $**	**Shares**	**Amount $**
Outstanding - Beginning of year	57,027,568	164,176	5,849,433	2,058	1	-
Shares issued in connection with the IPO (net of issuance costs)	-	-	37,790,698	124,253	-	-
Shares issued in connection with the Unit Offering (net of issuance costs) (note 5)	-	-	1,395,360	4,588	-	-
Shares issued for the purchase of royalty interests in mineral properties (note 3)	-	-	8,896,895	31,015	-	-
Exercise of founders special warrants	-	-	-	-	3,450,000	-
Exercise of financing warrants	75,858	202	1,620	4	399,432	1,010
Exercise of initial financing special warrants	-	-	2,550,000	1,319	1,850,000	956
Exercise of compensation special warrants	-	-	308,000	159	-	-
Shares issued into escrow (note 5)	-	-	218,023	760	-	-
Exercise of Williams mine warrants	566,000	1,518	-	-	-	-
Other activity	339,022	277	17,539	20	150,000	92
Balance - End of year	58,008,448	166,173	57,027,568	164,176	5,849,433	2,058

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Proceeds received from the IPO and the Unit Offering are summarized as follows:

	CA$	**US$**
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and expenses of offering	(16,336)	(13,218)
	176,164	142,762

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Initial Financing Special Warrants and Financing Warrants

In August 2003, IRC completed a private placement (the "Private Placement") whereby IRC issued 4,400,000 special warrants ("Initial Financing Special Warrants") at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allowed the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a "Financing Warrant".

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of $998,000 (CA$1,198,000). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the IPO, discussed above, for 2,550,000 Common Shares and 550,568 Financing Warrants.

Compensation Special Warrants and Compensation Warrants

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC's agent for the Private Placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and, were recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company's IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000.

Founders' Special Warrants and Consultant's Special Warrants

Effective August 1, 2003, IRC issued 3,600,000 founders' special warrants ("Founders' Special Warrants") to the founding members of IRC. Each Founders' Special Warrant allowed the holder to acquire one Common Share for no additional consideration. In November 2004, all of the Founders' Special Warrants were exercised for 3,600,000 Common Shares.

Outstanding warrants were as follows:

	December 31, 2006		December 31, 2005	
	Number	**Amount** **$**	**Number**	**Amount** **$**
Warrant				
Financing warrants	473,090	14,122	548,948	16,386
Williams mine warrants	384,000	11,463	950,000	28,359
Compensation warrants	85,688	6,856	424,710	33,983
	942,778	32,441	1,923,658	78,728

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Stock options

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director's discretion. The exercise price and vesting period of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options are non-transferable. The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company's share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model. The Company recognized stock-based compensation expense of $960,000 in 2006, $4,992,000 in 2005 and $92,000 in 2004 which is recorded in general and administrative expense.

	December 31,	
	2006	**2005**
Valuation assumptions:		
Risk free interest rate	4.1%	3.6% to 4.0%
Expected dividend yield	Nil	Nil
Expected price volatility of the Company's Common Shares	38%	60%
Expected life of the option	3.5 years	3.5 years
Options granted	1,124,000	3,978,000
Weighted average exercise price	CA$4.76	CA$4.19
Vesting period	3 years	0 - 3 years
Weighted average fair value per stock option	$1.39	$1.59

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The following summarizes stock options outstanding at December 31, 2006:

Exercise price CA$	Number outstanding	Remaining contractual life	Number exercisable
3.67	50,000	3.5 years	50,000
3.75	978,000	3.9 years	326,000
3.97	100,000	3.3 years	100,000
4.27	50,000	4.8 years	-
4.30	2,550,000	3.1 years	2,500,000
4.46	50,000	4.8 years	-
4.80	300,000	3.2 years	300,000
4.80	1,024,000	4.9 years	-
	5,102,000		3,276,000

8   Related party transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 and 2004 was $10,000 and $24,000, respectively.

During the years ended December 31, 2006, 2005 and 2004, IRC incurred legal fees of CA$3,000, CA$12,000 and CA$42,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2006 and 2005.

9   Financial instruments

Fair value

The fair values of the Company's cash and cash equivalents, short-term investments, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at December 31, 2006 was approximately $23.9 million.

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

10 Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian generally accepted accounting principles (Canadian GAAP) varies in certain significant respects from the principles and practices generally accepted in the United States) (US GAAP) in general. As required by the United States Securities and Exchange Commission (the "SEC"), the effect of these principal differences on the Company's consolidated financial statements is quantified below and described in the accompanying notes. The Company had originally determined that there were no material measurement differences in regards to fiscal 2005, however, given the Company's new understanding, as outlined in (a) below, the Company has restated its 2005 US GAAP financial results to account for the relevant differences.

Adjustments to the statement of operations are as follows:

	Year ended December 31,		
Expressed in thousands of U.S. dollars, except per share amounts	**2006** **$**	**2005** **$**	**2004** **$**
Earnings (loss) for the year under Canadian GAAP	11,678	(8,495)	(645)
Derivative mark-to-market adjustments (a)	(2,907)	(2,254)	-
Earnings (loss) for the year under US GAAP	8,771	(10,749)	(645)
Earnings (loss) per common share			
Basic	0.15	(0.22)	(0.08)
Diluted	0.15	(0.22)	(0.08)

Adjustments to the balance sheet:

	December 31,	
Expressed in thousands of U.S. dollars	**2006** **$**	**2005** **$**
Total liabilities reported under Canadian GAAP	88,248	95,271
Derivative for share purchase warrants (a)	2,562	2,333
Total liabilities reported under US GAAP	90,810	97,604
Shareholders' Equity reported under Canadian GAAP	174,483	159,894
Derivative for share purchase warrants (a)	(2,562)	(2,333)
Shareholders' Equity reported under US GAAP	171,921	157,561

International Royalty Corporation

Notes to Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

a) **Share purchase warrants**

The SEC has recently provided guidance to their interpretation of the US accounting rules contained in the Statement of Financial Accounting Standards 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities as it relates to the accounting treatment for the Company's share purchase warrants under US GAAP.

Under Canadian GAAP, share purchase warrants are accounted for as equity. Recent examples of the SEC's interpretation of SFAS 133 requires that when a Company's share purchase warrants have an exercise price denominated in a currency other than a company's functional currency, those share purchase warrants must be fair valued with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases). Upon exercise the relevant liability is transferred to common shares.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the warrants with the following assumptions:

	December 31,	
	2006	**2005**
Risk free interest rate	4.1%	4.0%
Expected dividend yield	Nil	Nil
Expected price volatility of the Company's Common Shares	38%	60%
Expected remaining life of the warrant	0.1 years	0.9 years

The Financial Accounting Standards Board ("FASB") has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

b) **Comprehensive Income**

Comprehensive income, is the change in shareholders' equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). The Company does not have any items that would be recorded as other comprehensive income, therefore comprehensive income (loss) is equal to net income (loss).

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

c) Recent accounting pronouncements

In January 2006, the AcSB issued Canadian Institute of Chartered Accountants (CICA) 3855, "Financial Instruments - Recognition and Measurement", which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives ("Financial Instruments"). CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition. The new standard is effective for years beginning after October 1, 2006. The Company is currently assessing the impact of adoption on its consolidated financial position and results of operation.

On February 16, 2006, the FASB issued Statement 155, "Accounting for Certain Hybrid Instruments an amendment of FASB Statements No. 133 and 140." The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative and provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 16, 2006. The Company is currently evaluating the impact this new standard will have on its results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes standards for measurement and recognition in financial statements of positions taken by an entity in its income tax returns. In addition, FIN 48 requires new disclosures about positions taken by an entity in its tax returns that are not recognized in its financial statements, information about potential significant changes in estimates related to tax positions and descriptions of open tax years by major jurisdiction. The provisions of FIN 48 will become effective on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company is currently evaluating the impact that FIN 48 will have on its results of operations and financial condition.

11 Segment information

The Company operates in one industry segment, with all revenue from mineral royalties.

12 Subsequent events

Acquisition of Pascua Royalty

IRC announced on December 21, 2006 that it had entered into agreements to acquire a sliding-scale royalty on the Pascua gold project in Chile from a private Chilean family for $37.4 million in cash at closing. In addition IRC will make two one-time payments of $4.0 million each if gold prices exceed $550 and $600 per ounce for any six-month period within the first 36 months after commercial production.

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The IRC royalty applies to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The gold royalty is an NSR linear sliding-scale royalty ranging from 0.3375% at a gold price of $325 per ounce or below to 2.25% at a gold price of $800 per ounce. The royalty remains at 2.25% at gold prices above $800 per ounce. The royalty is limited to the first 14 million ounces of gold produced from the Pascua after which the royalty to be obtained in the second closing will revert to the sellers. IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest that would revert to the original royalty sellers, for up to $4 million (however, with respect to the royalty interest obtained in the first closing, IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced).

The copper royalty is a 0.45% NSR royalty beginning in 2017. In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.

On January 10, 2007, IRC concluded the first of two closings on the Pascua Royalty. The first closing, for a cash price of $11.4 million, covered approximately one third of the total royalty being purchased. The purchase of the remaining interest for $26 million closed on February 16, 2007. In completing the first closing of the Pascua Royalty, IRC drew down $4 million from a $20 million Revolving Facility (see below). The Company repaid the $4 million out of the proceeds of the offering discussed below.

Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the "Revolving Facility") in favour of the Company in the amount of up to $20 million. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey's Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Offering

On February 12, 2007 (the "Closing Date"), the Company completed an offering of 8,334,000 units ("Units") of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a "Warrant Share") at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents' commission and estimated expenses of the offering was CA$42,303,000.

Acquisition of Legacy Sand Royalty

On February 22, 2007 the Company announced that it has entered into an agreement to acquire a royalty (the "Royalty") on the Legacy Sand Project ("Legacy") in Nance County, Nebraska for US$12.0 million. The Royalty is styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products beginning in the first quarter of 2007. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or "frac" sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per ton on the first 500,000 tons per year produced and sold from the operation during years one through 12. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap.

The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms. The Legacy Royalty has a projected life of more than thirty years. The Company expects to execute final documentation and close the transaction on or around February 28, 2007, with the first quarterly payment expected in the third quarter of 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of February 22, 2006 and should be read in conjunction with the Company's consolidated financial statements and related notes thereto as of and for the year ended December 31, 2006. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com, or at the Company's website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC's expectations as to the production start dates for the Yaloginda, Belahouro, Gwalia Deeps and Pascua projects on which IRC has royalties. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC's forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC's views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data)	Year ended December 31,		
	2006	**2005**	**2004**
Statement of Operations			
Royalty revenues	$20,346	$ 425	$ 357
Amortization of royalty interest in mineral properties	6,005	363	277
General and administrative	5,360	7,272	728
Earnings (loss)	11,678	(8,495)	(645)
Basic and diluted earnings (loss) per share	0.20	(0.17)	(0.08)
Statement of Cash Flows			
Cash from (used in) operating activities	3,710	(1,789)	(161)

	December 31,		
	2006	**2005**	**2004**
Balance Sheet			
Total assets	262,731	255,165	3,502
Senior secured debentures	22,028	21,368	-
Shareholders' equity	174,483	159,894	2,758

FINANCIAL PERFORMANCE

Financial overview

During 2006, the Company recognized the first royalty revenue from its 2.7% Net Smelter Return ("NSR") on the Voisey's Bay nickel, copper and cobalt mine operated by CVRD Inco Limited. Revenue recognized from this royalty in 2006, representing a partial year of production from the mine, was $19.1 million. In addition, on June 12, 2006, the Company acquired the Western Australia royalty, which includes the operating Southern Cross Mine. Quarterly revenues from royalty operations in 2006 were as follows:

(thousands)	**Q1**	**Q2**	**Q3**	**Q4**	**2006 Total**
Southern Cross	$ -	$ 66	$ 306	$ 498	$ 870
Voisey's Bay	343	1,843	7,945	8,930	19,061
Williams	67	116	105	98	386
Other	3	24	1	1	29
	$413	$2,049	$8,357	$9,527	$20,346

The significant increase in royalty revenues contributed to net earnings of $11.7 million in 2006, or $0.20 per share compared to losses of $8.5 million, or $0.17 per share in 2005 and $0.6 million in 2004, or $0.08 per share. Decreases in Canadian Federal and Provincial income tax rates also resulted in a non-recurring future tax recovery of $9.7 million during 2006.

The start-up of Voisey's Bay was also the primary factor for the increase in cash flow from operations, from a use of $1.8 million in 2005 to a source of $3.7 million during 2006. Working capital was $17.9 million at December 31, 2006, up from $15.9 million at December 31, 2005.

On February 12, 2007, the Company completed a Unit Offering (discussed below) of 8,334,000 units at CA$5.40, and generating net proceeds to the Company of CA$42.3 million ($36.0 million).

During January and February 2007, the Company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the "Pascua Royalty"), scheduled to begin production in 2010. The acquisition was funded from existing cash reserves and the proceeds from the Unit Offering.

Royalty revenue and operations

The Voisey's Bay mine began operations in late 2005. Due to the nature of the sales agreements on the Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2006 represents payments on concentrate shipped from Voisey's Bay during the initial start-up of operations from November 2005 to July 2006. Accordingly, the production figures noted below for Voisey's Bay represent only a partial year of production.

Production and revenue *(unaudited)*

Mine	Commodity	Royalty	Production[1]			Revenue (*thousands*)		
			2006	2005	2004	2006	2005	2004
Williams	Gold	0.25% NSR	253	381	350	$ 386	$ 423	$ 357
Southern Cross [2]	Gold	1.5% NSR	95	-	-	870	-	-
Voisey's Bay						19,061	-	-
	Nickel	2.7% NSR	67,073	-	-			
	Copper	2.7% NSR	53,362	-	-			
	Cobalt	2.7% NSR	2,504	-	-			

[1] Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.
[2] For the period from June 12, 2006 to December 31, 2006.

Average metal prices received *(unaudited)*

	2006	2005	2004
Gold, per ounce	$ 611	$444	$408
Nickel, per pound [1]	$11.62	-	-
Copper, per pound [1]	$ 3.25	-	-
Cobalt, per pound [1]	$15.32	-	-

[1] Before transportation, smelting and refining costs.

Royalty revenues rose significantly in 2006 to $20,346,000 from $425,000 in 2005 and $357,000 in 2004. The increase was a direct result of the start-up of the Voisey's Bay mine during the year and the acquisition of the Southern Cross Royalty in June of 2006. The increase was further impacted by the record year for commodity prices during 2006, with nickel and copper reaching all time highs of $16.19 per pound and $3.98 per pound, respectively, and gold reaching a 25 year high of $725 per ounce.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. Amortization on mineral properties increased from $277,000 in 2004 and $363,000 in 2005, to $6,005,000 during 2006, attributable to the start-up of the Voisey's Bay mine and the acquisition of the Southern Cross royalty.

All proceeds from the Voisey's Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%. The tax was $3.8 million in 2006 compared to nil in 2005 and 2004.

Costs and expenses

General and administrative expenses were $5,360,000 in 2006, compared to $7,272,000 in 2005 and $728,000 in 2004, which included stock-based compensation charges of $959,000 in 2006, $4,992,000 in 2005 and $92,000 in 2004. After deducting these charges general and administrative costs were $4,401,000, $2,280,000 and $636,000 in 2006, 2005 and 2004 respectively. Salary costs increased by $868,000 in 2006 to $1,665,000, primarily as a result of a $450,000 severance charge related to the resignation of the Company's President, and bonuses to officers and employees of $250,000 in 2006 compared to $nil in 2005. Professional fees increased by $378,000 in 2006 due in large part to the registration of the Company's common shares in the United States and also to other legal fees related to regulatory and tax issues. Other areas contributing to the increase in 2006 were in shareholder and investor relations costs, due to the listing of Company's shares on the American Stock Exchange during the year and a full year of shareholder and promotional costs compared to only a partial year during 2005.

In 2004, the increase in general and administrative expenses was largely due to the change from a private company to a publicly listed company. During 2004, all of IRC's executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve cash resources. In addition, IRC's directors were paid no fees during 2004 and professional fees were kept to a minimum. With the completion of the Company's IPO in February 2005, all employees were increased to their stated salaries, and additional employees were hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty interest opportunities. The Company also added new directors, and began to pay our outside directors fees comparable to those of companies similar to IRC. Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company increased as a result of our IPO.

Business development expenses were $534,000 during 2006 compared to $263,000 in 2005 and $nil in 2004. Most of the increase during 2006 related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense of $2,338,000 during 2006 was $512,000 higher than the previous year, due to a full year of interest on the Company's Debentures in 2006 compared to approximately 10 months in 2005, a stronger Canadian dollar during the year, and an increase in amortization on the deferred charges and discount related to the Debentures.

Impairment of royalty interests in mineral properties was $358,000 in 2006, compared to $64,000 in 2005 and $nil in 2004. The Company also had a foreign currency gain of $351,000 in 2006, compared to a loss of $85,000 during 2005, due primarily to a stronger Canadian dollar benefiting the Company's Canadian dollar denominated assets in the first half of 2006.

During 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company's permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $3,710,000 in 2006 compared to a use of $1,789,000 and $161,000 in 2005 and 2004, respectively. The increase in 2006 primarily is attributable to the increase in revenue as discussed above, and offset by increases in royalty taxes, general and administrative, business development and cash interest expense. Also, all of the revenue recorded in the fourth quarter of 2006 of $7,751,000 (net of royalty taxes) was in royalty receivables at December 31, 2006 and will be reflected in 2007 cash flow from operating activities. The larger use of cash in 2005 versus 2004 was a result of the increased general and administrative, business development and interest expense incurred after the IPO with no increase in revenue during the period.

The Company receives its royalty payment on the Voisey's Bay mine from CVRD Inco net of the 20% mineral rights tax of Newfoundland and Labrador ("Mineral Rights Tax"). In accordance with the guidance in CICA EIC

123 "Reporting Revenues Gross as Principal Versus Net as an Agent", the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

Cash used for royalty acquisitions was $10.0 million during 2006, substantially all of which was for the acquisition of the Western Australia royalty in June of 2006. Sources of cash from investing activities were the use of the restricted cash for interest payment on the Debenture during the year, and the transfer of short-term investments to cash and cash equivalents during the year.

During the year ended December 31, 2005, IRC acquired the Voisey's Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.5 million. IRC also invested a total of $1.7 million in restricted cash and $1.7 million in short-term investments during 2005.

Financing Activities

During 2006, the Company received $1,951,000 in cash proceeds from the exercise of warrants. On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coinciding with the IPO, the Company also completed a "Unit Offering" for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. Proceeds received during 2005 are summarized as follows:

(*$ in thousands*)	CA$	US$
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and expenses of the IPO	(16,220)	(13,087)
Net proceeds	**176,280**	**142,893**

Cash Resources and Liquidity

The Company had a cash and short-term investment position of $11.6 million at December 31, 2006 and working capital of $17.9 million, compared to $14.5 million and $15.9 million, respectively, at December 31, 2005. The increase in working capital during the year is primarily a result of the increase in revenue previously described.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the "Revolving Facility") in favour of the Company in the amount of up to $20 million. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

On January 10, 2007, IRC concluded the first of two closings on the Pascua Royalty. The first closing, for a cash price of $11.4 million, covered approximately one third of the total royalty purchased. The purchase of the remaining interest for $26.0 million closed on February 16, 2007, with the proceeds from the offering discussed below. In completing the first closing of the Pascua Royalty, IRC drew down $4 million from the $20 million Revolving Facility. The Company also repaid the $4 million out of the proceeds of the offering discussed below.

On February 12, 2007 (the "Closing Date"), the Company completed an offering of 8,334,000 units ("Units") of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a "Warrant Share") at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50

during the first or second nine-month period, respectively, for 20 consecutive trading days. Total net proceeds to the Company, after agents' commission and estimated expenses of the offering was CA$42.3 million.

The Company's near-term cash requirements are limited to general and administrative, business development and interest expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company believes that its current cash position, together with cash from operations will be sufficient to cover the cost of general and administrative, business development and interest expenses into the foreseeable future.

The Company's contractual obligations for future principal payments are summarized below. Interest payments are CA$1,650,000 annually.

($ in thousands)	Debenture Principal Obligations [1]
Year	
2007	$ -
2008	-
2009	-
2010	-
2011	25,743
Total	$25,743

[1]   The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1654.

Financial Position

In 2005 the Company recorded an adjustment to the purchase price of the Archean acquisition (Voisey's Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to the future income tax liability. This adjustment will have no impact on future cash flows of the Company. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at December 31, 2006 are as follows:

(in thousands of $)	
Adjustment to royalty interests in mineral properties	$66,616
Deferred income	3,546
Share issue costs	(2,144)
Net operating losses	(4,065)
Discount on senior secured debentures	418
Other, net	(223)
	$64,148

During the year ended December 31, 2006, the Company issued 1,124,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.76 per share and vest over three years from the time of issuance.

Quarterly Information

Net earnings for the quarter ended December 31, 2006 were $3.0 million or $0.05 per share compared to a loss of $0.8 million or $0.01 per share for the quarter ended December 31, 2005. Royalty revenues were $9.5 million in the fourth quarter of 2006 compared to $0.1 million in the fourth quarter of 2005. The large increase was driven by the start-up of the Voisey's Bay mine and the acquisition of the Southern Cross royalty.

Amortization on mineral properties increased from $89,000 in the quarter ended December 31, 2005, to $2,327,000 during the same quarter in 2006, attributable primarily to the start-up of the Voisey's Bay mine and the acquisition of the Southern Cross royalty. Royalty taxes were $1.8 million in 2006 compared to nil in 2005, also as a result of the start-up of Voisey's Bay.

General and administrative expenses were $1,592,000 during the quarter ended December 31, 2006, compared to $758,000 in the quarter ended December 31, 2005. Salaries and benefits increased by $307,000 to $509,000, primarily as a result of $250,000 in bonuses authorized by the Board of Directors in the fourth quarter of 2006. Stock-based compensation also increased to $295,000 during the fourth quarter of 2006 compared to $125,000 in 2005. Legal, accounting and other professional fees accounted for approximately $100,000 of the increase due to assistance required in the registration of the Company's Common Shares in the United States and a listing on the American Stock Exchange.

Cash from operating activities was $5,458,000 during the fourth quarter of 2006 compared to a use of $488,000 in the same quarter in 2005. The large increase was primarily driven by the increase in revenues from the Voisey's Bay and Southern Cross royalties, and offset by the increase in expenses discussed above.

The following table provides selected financial data derived from the Company's eight most recently completed quarters.

($ in thousands, except per share data)	**2006**				**2005**			
	Q4	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Statement of Operations								
Royalty revenues	$9,527	$8,357	$2,049	$413	$113	$107	$107	$98
Net earnings (loss)	2,955	1,506	8,654	(1,437)	(761)	(1,128)	(989)	(5,617)
Basic and diluted earnings (loss) per share	0.05	0.03	0.15	(0.03)	(0.01)	(0.02)	(0.02)	(0.20)

The increase in revenues and earnings for the quarters in 2006 are a result of the start-up of Voisey's Bay and the acquisition of the Southern Cross royalty as previously discussed. In addition, the second quarter of 2006 net earnings include a tax recovery of $9.7 million related to the decrease in provincial and federal tax rates enacted during that quarter.

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company's IPO in February 2005. The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

OUTLOOK

During 2007, the Company will benefit from a full year of royalty revenue from the Williams, Voisey's Bay and the Southern Cross mines. In addition Mercator Gold Plc has announced it will begin gold production at its Meekatharra (Yaloginda) operations in Western Australia in June 2007 at an initial rate of 120,000 ounces per year. The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006. Several other of the Company's royalties are expected to begin production in 2008, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project in Western Australia operated by St Barbara Limited.

During January and February 2007, the Company closed on the acquisition of a sliding-scale royalty (the royalty rate will range from 0.675% at a gold price of $400 per ounce to 2.250% at a gold price of $800 per ounce) on the Pascua gold project in Chile. The operator of the Pascua Project is Barrick Gold Corporation and is expected to begin production in 2010 at an annual rate of 750,000 ounces per year as stated on their website.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's current tax liability.

The Company's Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

Related Party Transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 and 2004 was $10,000 and $24,000, respectively.

During the years ended December 31, 2006, 2005 and 2004, IRC incurred legal fees of CA$3,000, CA$12,000 and CA$42,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2006 and 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. For the years ended December 31, 2006, 2005 and 2004, IRC recorded revenue based on actual amounts received.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized. At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company is in the process of determining what impact, if any, adoption of this statement will have on the Company's consolidated financial statements.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company is currently assessing the impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Financial Instruments

In January 2006, the AcSB issued CICA 3855, "Financial Instruments - Recognition and Measurement", which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives ("Financial Instruments"). CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition. The new standard is effective for years beginning after October 1, 2006. The Company is currently assessing the impact of adoption on its consolidated financial position and results of operation.

OUTSTANDING SHARE DATA

As of February 22, 2007, there were 66,546,970 Common Shares outstanding. In addition there were 5,102,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share. There were also 4,167,000 warrants outstanding allowing the holders to purchase Common Shares at a price of CA$6.50 before November 12, 2007 and at a price of CA$7.00 from November 12, 2007 to August 12, 2008. These warrants expire on August 12, 2008 and are subject to acceleration if the Common Shares have a closing price at or above CA$8.00 before November 12, 2007 or CA$8.50 after November 12, 2007, for 20 consecutive trading days. In addition there were 652,568 warrants outstanding allowing the holders to purchase Common Shares at CA$3.00 per share and 85,688 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share. The $3.00 warrants and $0.80 warrants expire on February 23, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, the Chief Executive Officer and the Chief Financial Officer (the "Disclosure Committee") have evaluated the effectiveness of the Company's disclosure controls and procedures for the year ended December 31, 2006. The Disclosure Committee has concluded that the Company's disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)   mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)   increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c)   the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d)   declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e)   unexpected penalties may be imposed by smelters or refiners; and

(f)   the metallurgy may turn out differently than that anticipated.